SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  ----------

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) or 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                                RCN Corporation
            ------------------------------------------------------
            (Exact name of Registrant as Specified in its Charter)


                                   Delaware
                   ----------------------------------------
                   (State of Incorporation or Organization)


                                  22-3498533
                     ------------------------------------
                     (I.R.S. Employer Identification no.)


  105 Carnegie Center, Princeton, NJ                                08540-6215
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(Address of principal executive offices)                            (zip code)


Securities to be registered pursuant to Section 12(b) of the Act:


                                                  Name of each exchange on which
Title of each class to be so registered           each class is to be registered

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If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]


Securities to be registered pursuant to Section 12(g) of the Act:


                    Common Stock, par value $0.01 per share
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   Warrants to Purchase Common Stock, par value $0.01 per share, exercisable on or before December 21, 2006


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                                (Title of class)

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Item 1.  Description of Registrant's Securities to be Registered

         On May 27, 2004, RCN Corporation, a Delaware corporation ("RCN" or the "Company"), and certain of its subsidiaries, filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"), Case No. 04-13638 (RDD). In connection with such proceeding, RCN filed with the Bankruptcy Court the Joint Plan of Reorganization of RCN Corporation and Certain of its Subsidiaries as Debtors-in-Possession, dated October 12, 2004 (the "Plan"). Following a hearing to consider the confirmation of the Plan conducted on December 8, 2004, the Bankruptcy Court entered an order confirming the Plan (the "Confirmation Order"). The Plan and the Confirmation Order are filed as Exhibits 2.1 and 2.2 respectively to the Company's Current Report on Form 8-K dated December 14, 2004, and are incorporated herein by reference.

         Pursuant to the Plan, as of December 21, 2004, the date of consummation of the transactions contemplated by the Plan (the "Effective Date"), all of the then outstanding securities of RCN, including its existing common stock, preferred stock and warrants, were cancelled and deemed extinguished. In accordance with the Plan, the Company is issuing, as of the Effective Date, the new common stock, par value $0.01 per share (the "New Common Stock"), to holders of Allowed Class 5 General Unsecured Claims and warrants (the "New Warrants") pursuant to the Warrant Agreement between the Company and the Warrant Agent dated December 21, 2004 (the "Warrant Agreement"), such warrants to be issued to Holders of Class 7 Preferred Interests who voted to accept the Plan and the holders of Class 8 Equity Interests. The New Common Stock and New Warrants will be distributed to holders of such claims subject to the establishment of certain reserves for claims. The Company also issued 7.375% Convertible Second-Lien Notes due 2012 (the "Notes") on the Effective Date, pursuant to the Note Purchase Agreement between the Company, certain Guarantors and the Purchasers of the Notes listed in Schedules II and III thereto (the "Purchasers") dated December 21, 2004 (the "Note Purchase Agreement") filed as exhibit 4.3 to the Company's Current Report on Form 8-K dated as of December 27, 2004 (the "December 27 8-K"), and incorporated herein by reference. The initial sale of the Notes was exempt from registration as a private placement pursuant to section 4(2) of the Securities Act of 1933, as amended (the "Securities Act").

         The following summary descriptions of the New Common Stock, the new preferred stock, par value $0.01 per share (the "New Preferred Stock") (none of which will be initially issued), and the New Warrants are qualified in their entirety by reference to the Company's Amended and Restated Certificate of Incorporation (the "Certificate"), filed as exhibit 3.1 to the December 27 8-K and incorporated herein by reference, the Company's Amended and Restated By-Laws (the "By-Laws") filed as exhibit 3.2 to the December 27 8-K, and incorporated herein by reference, and the Warrant Agreement, filed as exhibit 4.1 to the December 27 8-K and incorporated herein by reference.

THE COMPANY IS NOT CURRENTLY REGISTERING ANY NOTES OR NEW PREFERRED STOCK UNDER
SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT") PURSUANT TO THIS REGISTRATION STATEMENT. THE BELOW REFERENCED DISCUSSION OF THE COMPANY'S NOTES, NOTE REGISTRATION RIGHTS, AND PREFERRED STOCK IS PROVIDED ONLY FOR THE PURPOSES OF DESCRIBING THE RIGHTS, AND POTENTIAL LIMITATIONS OF RIGHTS, OF THE COMPANY'S NEW COMMON STOCK.

Common Stock
------------

         Under the Plan, the authorized capital stock of the Company will consist of 100,000,000 shares of New Common Stock, of which 36,020,850 shares are issued and outstanding as of the Effective Date, all of such issued and

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outstanding shares being duly and validly issued and fully paid and non-assessable.

         All shares of New Common Stock are identical and entitle the holder thereof to the same rights and privileges. Holders of the New Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Pursuant to the Certificate, actions required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of the stockholders, and may not be effected by any consent in writing in lieu of a meeting of the stockholders.

         The Company's New Common Stock has no preemptive or conversion rights, nor the benefit of any sinking fund and is not subject to redemption or to liability for any further calls by the Company. The Certificate imposes no limitations on the transferability of the New Common Stock. Subject to the rights of all classes of stock which have prior rights as to dividends, the Company's Board of Directors (the "Board") may cause a dividend to be paid to the holders of shares of New Common Stock out of funds legally available for the payment of dividends by declaring an amount per share as a dividend.

         As a result of the Company's reorganization proceedings under the Bankruptcy Code, the Company, pursuant to Section 1123(a)(6) of the Bankruptcy Code, is prohibited from issuing any non-voting equity securities (other than any warrants or options to purchase capital stock of the Company) for so long as
Section 1123 of the Bankruptcy Code is in effect and applicable to the Company. This restriction on the issuance of non-voting equity securities is included in the Certificate.

         Pursuant to the Certificate, the Company's board of directors (the "Board") shall consist of not less than three nor more than fifteen directors, the exact number of directors shall be determined from time to time solely by resolution adopted by the affirmative vote of a majority of the entire Board. No cumulative voting will be used in the election of directors, and any such election need not be by written ballot unless the bylaws of the Company so provide. A majority of the Board shall be independent, as defined pursuant to the Certificate. Pursuant to the Note Purchase Agreement, for so long as D.E. Shaw Laminar Lending 2, Inc., together with any affiliates thereof, holds $25,000,000 of the outstanding aggregate principal amount of the Notes, they will retain the right to nominate, and RCN will use its best efforts to elect, a director to the Board (the "Laminar Director"). The Laminar Director will be included, where possible, on all committees of the Board. The Company will reimburse the reasonable expenses incurred by the Laminar Director in connection with attending (whether in person or telephonically) all meetings of the Board or committees thereof or other Company related meetings to the same extent as all other members of the Board are reimbursed for such expenses (or, in case any such expense reimbursement policy shall apply only to non-employee directors, to the same extent as all other non-employee directors). The ability to replace the Laminar Director is also limited to the extent provided for in the Note Purchase Agreement.

         As of the date of this Registration Statement, the Company is authorized to issue 20,000,000 shares of New Preferred Stock, of which no shares are issued and outstanding as of the Effective Date. Pursuant to the Certificate, the Board may authorize from time to time the issuance of New Preferred Stock in one or more series. In connection with the creation of a series of New Preferred Stock, the Board is authorized, subject to the limitations provided by the Delaware General Corporation Law, to establish for each such series of New Preferred Stock, the designation of the series, the number of shares to constitute the series, as well as voting rights, preferences, redemption rights and prices, dividend rights and preferences, liquidation, dissolution and winding-up preferences, terms of conversion or exchangeability and such other rights, powers and preferences with respect to the series as the Board may deem advisable, without further vote or action by the holders of the New Common Stock.

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

         The creation of a series of New Preferred Stock with superior rights, powers and preferences could adversely affect the voting power or other rights of the holders of the New Common Stock. The Company does not have present plans to issue any shares of New Preferred Stock or designate any series of New Preferred Stock.

         The Board's authority to issue New Preferred Stock could have the effect of making it more difficult for a person or group to gain control of the Company by means of a merger, tender offer, proxy contest or otherwise.

         The issuance of New Common Stock pursuant to the Plan is exempt from registration under the Securities Act and pursuant to Section 1145 of the Bankruptcy Code and any subsequent transactions in the New Common Stock so issued are exempt from registration under the Securities Act unless the holder is deemed an "underwriter" under Section 1145(b) of the Bankruptcy Code. Pursuant to the Registration Rights Agreement, dated as of December 21, 2004, by and between RCN Corporation and the stockholders listed on the signature pages thereto (the "New Common Stock Registration Rights Agreement"), filed as exhibit
4.2 to the December 27 8-K, and incorporated herein by reference, any signatory thereto, for so long as such signatory is a beneficial owner (as such term is defined pursuant to Section 13d-3 under the Exchange Act) of Registrable Securities who (i) beneficially owns 5% or more of the outstanding New Common Stock of the Company, (ii) is an "affiliate" of the Company (as the term "affiliate" is defined pursuant to the Securities Act), or (iii) is deemed, or might reasonably be considered to be, an "underwriter" or a "control person" under Section 1145(b)(1) of the Bankruptcy Code, will be granted rights requiring the Company to file a registration statement within the time period designated by the New Common Stock Registration Rights Agreement.

         The $125,000,000 aggregate principal amount of Notes were issued on the Effective Date, and are convertible into New Common Stock at a conversion price of $25.16 or an effective conversion rate of 39.7456 shares of New Common Stock per $1,000 principal amount of Notes, as described in Article XV of the Indenture, with such conversion price adjustments as described in Section 15.6 of the Indenture. Assuming conversion of the $125,000,000 principal amount of the Notes upon issuance, a total of 4,968,203 additional shares of New Common Stock would be issued to holders of the Notes. Under such a scenario, a total of 40,989,053 shares of New Common Stock would be outstanding. As a consequence, any increase in the issuance of New Common Stock upon conversion of the Notes will dilute the percentage holdings of such New Common Stock held by other persons. Such dilutive effect is not expected to decrease significantly the value of the New Common Stock held prior to conversion of any Notes because any such decrease in the equity value resulting from dilution would be offset by the increased equity value of the New Common Stock due to reduced interest expense. Should the conversion price of the Notes be reset on the 12-month anniversary of the Effective Date, additional dilution of the holders of New Common Stock will occur.

         Pursuant to the Note Purchase Agreement and the Registration Rights Agreement, dated as of December 21, 2004, by and between RCN Corporation and the Purchasers listed on Schedule I and Schedule II thereto (the "Notes Registration Rights Agreement"), filed as Exhibit 4.5 to the December 27 8-K and incorporated herein by reference, RCN will have (i) 60 days after the date of the filing with the Securities and Exchange Commission (the "SEC"), of its Form 10-K for the fiscal year ended December 31, 2004 (the "Filing Deadline") to file a shelf registration statement with the SEC to register the Notes and the shares of New Common Stock underlying the Notes (the "Notes Shelf Registration Statement"), and (ii) 90 days after the date of the filing of the Notes Shelf Registration Statement (the "Notes Shelf Effective Deadline") to cause the Notes Shelf Registration Statement to become effective; provided, however, that in no event

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will the Notes Shelf Effective Deadline be later than September 30, 2005. RCN will keep the Notes Shelf Registration Statement effective for three years following the Notes Shelf Effective Deadline or, if certain conditions are satisfied, for such shorter period as set forth in the Note Registration Rights Agreement. In the event RCN fails to (a) file the Notes Shelf Registration Statement by the Filing Deadline, (b) cause the Notes Shelf Registration Statement to be declared effective by the Notes Shelf Effective Deadline, or (c) cause the Notes Shelf Registration Statement to be declared effective by September 30, 2005, then a penalty in an amount equal to 25 basis points per annum will be payable by RCN on the Notes for each quarter with subsequent 25 basis point increases for each quarter thereafter that RCN fails to cause the Note Shelf Registration Statement to be declared effective (subject to a maximum increase of 200 basis points) during any period that any of the foregoing events have not occurred by the applicable deadlines. RCN will list the New Common Stock on the NASDAQ National Market System within 90 days of the Notes Shelf Effective Deadline. The failure to list the New Common Stock within such 90-day period will result in a penalty in an amount equal to 25 basis points per annum, payable by RCN on the Notes for each quarter with subsequent 25 basis point increases for each quarter thereafter that RCN fails to list the New Common Stock (subject to a maximum increase of 200 basis points) during any period that such listing has not occurred.

         As described below, 735,119 New Warrants to purchase New Common Stock were issued on the Effective Date. Such New Warrants contain anti-dilution protection, which adjusts the exercise price and the number of shares of the New Common Stock issuable upon the exercise of each New Warrant, from time to time when not de minimis, upon the occurrence of certain events enumerated in the Warrant Agreement, including stock splits, dividends, recapitalizations and similar events.

Warrants
--------

         On the Effective Date, pursuant to the Plan and the Warrant Agreement, RCN will issue 735,119 New Warrants, each representing the right to purchase one share of New Common Stock. The total number of shares underlying the New Warrants is equal to 2% of the New Common Stock subject to dilution by any management incentive options and conversion of the Notes. The rights, powers and privileges of the New Common Stock are summarized above and described in the Certificate. The holders of New Warrants are not entitled to vote on any matters submitted to a vote of the stockholders of RCN, or to notice thereof, nor are they otherwise entitled to any rights to which a stockholder of the Company is entitled.

         Each New Warrant entitles the holder thereof to purchase one share of New Common Stock. The New Warrants may be exercised, in whole or in part (but not for a fraction of a share of New Common Stock), in accordance with procedures provided by the Warrant Agreement, at any time from the date of issuance until their expiration on December 21, 2006 (the "Expiration Date").

         The initial exercise price of the New Warrants is $34.16 per share of New Common Stock, payable in United States Dollars in the manner provided in the Warrant Agreement (the "Exercise Price"). In lieu of payment of the aggregate Exercise Price, the holder of a New Warrant may elect to receive from the Company a number of shares of the New Common Stock equal to (a)(i) the product of (x) the current market price per share of the New Common Stock (as of the date of receipt of the Exercise Notice to the Company) multiplied by (y) the number of shares of New Common Stock underlying the New Warrants being exercised, minus (ii) the product of (x) the Exercise Price, multiplied by (y) the number of shares of New Common Stock underlying the Warrants being exercised, divided by (b) the current market price per share of the New Common Stock (as of the date of receipt of the Exercise Notice to the Company), as determined pursuant to Section 7 of the Warrant Agreement.

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

         Other than the New Warrants issued pursuant to the Plan, there are no other warrants to purchase New Common Stock outstanding as of the Effective Date. The terms of the New Warrants provide for anti-dilution protection, which adjusts the exercise price and the number of shares of the New Common Stock issuable upon the exercise of each New Warrant, from time to time when not de minimis, upon the occurrence of certain events enumerated in the Warrant Agreement, including stock splits, dividends, recapitalizations and similar events.

         The Warrant Agreement provides that, in the event of a merger (other than a consolidation, amalgamation or merger which does not result in any reclassification or exchange of the New Common Stock), or sale or conveyance by the Company of all or substantially all of the property of the Company (collectively "Fundamental Transactions"), the entity or person formed by or surviving such Fundamental Transaction, or the persons which shall have acquired such assets, shall execute and deliver a supplemental warrant agreement providing that each holder of a New Warrant then outstanding shall have the right to receive, upon exercise of such supplemental warrant, solely the kind and amount of capital stock, shares and other securities and property (or cash) receivable upon such Fundamental Transaction for which such Warrant might have been exercised immediately prior to such Fundamental Transaction, provided that
(i) if the holders of the New Common Stock were entitled to exercise a right of election as to the securities or assets received, then the Warrant holders shall receive the kind and amount of such securities or assets receivable per share by the plurality of the holders of the shares of New Common Stock in such Fundamental Transaction, and (ii) if a tender or exchange offer shall have been made to and accepted by the holders of shares of the New Common Stock, and the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the outstanding shares of the New Common Stock, each New Warrant shall become exercisable for the highest amount of cash, securities or other property to which such New Warrant holder would actually have been entitled as a shareholder if such New Warrant holder had exercised the New Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the shares of the New Common Stock issuable to such New Warrant holder upon such exercise had been purchased pursuant to such tender or exchange offer, subject to adjustments (from and after the consummation of such tender or exchange offer). Such supplemental warrant agreement shall provide for adjustments as nearly equivalent as may be practicable to the adjustments provided in Section 12 of the Warrant Agreement. The terms of the New Warrants require application of the aforementioned provision to successive consolidations, amalgamations, mergers, sales or transfers.

Item 2.  Exhibits

3.1*     Amended and Restated Certificate of Incorporation of RCN Corporation.

3.2*     Amended and Restated Bylaws of RCN Corporation.

4.1* Warrant Agreement, dated as of December 21, 2004 by and between RCN Corporation and HSBC Bank USA, National Association, as Warrant Agent.

4.2* Registration Rights Agreement, dated as of December 21, 2004, by and among RCN Corporation and the stockholders listed on the signature pages thereto.

4.3* Note Purchase Agreement, dated as of December 21, 2004, by and among RCN Corporation, the Guarantors listed on the signature pages thereto, and the Purchasers listed in Schedule I and Schedule II thereto.

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*    Filed as an exhibit to the December 27 8-K filed by the Company.

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

4.4* Indenture, dated as of December 21, 2004, by and among RCN Corporation and HSBC Bank USA, National Association.

4.5* Registration Rights Agreement, dated as of December 21, 2004, by and among RCN Corporation and the Purchasers listed in Schedule I and
         Schedule II thereto.

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*    Filed as an exhibit to the December 27 8-K filed by the Company.

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

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Exchange Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                      RCN CORPORATION


                                      By: /s/ Deborah M. Royster
                                          --------------------------------------
                                          Name:  Deborah M. Royster
                                          Title: Senior Vice President, General
                                                 Counsel and Corporate Secretary

Date: December 27, 2004

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